# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prospect Enhanced Yield Fund, CIK 0002027076
CUSIP: 74350T305
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 10/27/2025
Filed by CIK 0001294355
Persons authorized to receive notices and communications: M. Grier Eliasek, 10 East 40th Street, 42nd Floor, New York, New York (NY), 10016, 212-448-0702

## Reporting persons
- Eliasek M Grier (CIK 0001294355): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO), working capital (WC); sole voting power 148,033.41; shared voting power 0; sole dispositive power 148,033.41; shared dispositive power 0; aggregate amount beneficially owned 148,033.41 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Name of issuer: Prospect Enhanced Yield Fund
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Comment: This statement relates to the shares of beneficial interest, par value $0.001 per share (the Shares) of Prospect Enhanced Yield Fund (PENF). PENF's executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016.

## Item 2. Identity and Background
Name of person filing: M. Grier Eliasek (the Reporting Person).
Residence or business address: The principal business address of the Reporting Person is 10 East 40th Street, 42nd Floor, New York, New York 10016.
Present principal occupation or employment: The principal occupations of the Reporting Person are as Managing Director of Prospect Capital Management L.P. and Prospect Administration LLC.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person initially purchased the Shares reported herein as beneficially owned for $3,750,000. The source of the funds was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares reported in this Statement for investment purposes, subject to the following. The Reporting Person intends to review the investment in the Shares on an ongoing basis and may in the future acquire additional Shares or dispose of some or all of the Shares, on such terms and at such times as the Reporting Person may deem advisable, including through additional purchases directly from the Issuer, dividend reinvestments, sales through Issuer tender offers or otherwise.

The Reporting Person, may take other actions, including communicating with the board of trustees of PENF (the Board), members of management or other security-holders of PENF, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction involving PENF, business combinations involving PENF, a sale or transfer of a material amount of assets of PENF, material asset purchases, the formation of joint ventures with PENF or the entry into other material projects, changes in the present business, operations, strategy, future plans or prospects of PENF, financial or governance matters, changes to the Board (including board composition) or management of PENF, acting as a participant in debt financings of PENF, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of PENF, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Person has no present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in PENF, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Aggregate Amount 148,033.41, Percentage of Class of Securities 12.79%
Number of shares as to which each person has sole or shared power to vote or dispose: 148,033.41
Transactions in the class effected during the past sixty days:
The following table sets forth all transactions with respect to the Shares effected by the Reporting Persons during the past sixty days.

Date of Transaction Amount of Securities Weighted Average Price per Share Type
10/21/2025 19,770.66 $25.29 Purchase
10/27/25 73,035.93 $25.33 Purchase
10/28/25 55,226.825 $25.35 Purchase
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Eliasek M Grier: Eliasek M Grier, Eliasek M Grier (10/30/2025)